NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Company") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Company’s Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on Thursday, May 24, 2012 commencing at 10:00 a.m. for the purposes of:

1.	receiving the annual report - which includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2011;

2.	electing directors;

3.	appointing Auditors and authorizing the directors to fix their remuneration;

4.	considering an ordinary resolution to adopt a new By-Law No. 1 and repeal the existing Articles as is more particularly described in the Information Circular.

7.	transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice. Copies of the Company’s Annual Information Form, dated March 30, 2012 and its Annual Management Discussion and Analysis, dated March 30, 2012, and audited annual financial statements, have been filed on SEDAR and can be viewed there and on the Company’s website at www.caledoniamining.com.

Shareholders will be entitled to vote at the meeting in person or by proxy. Shareholders not attending the meeting may exercise their right to vote by signing, dating and returning the proxy provided – or instruct intermediaries who hold their shares to submit proxies on their behalf. Registered shareholders may also submit their votes electronically by following the accompanying instructions.

BY ORDER OF THE BOARD

DATED:  April 20, 2012